EXHIBIT 4.4

SERVICE AGREEMENT

between

THE ROYAL BANK OF SCOTLAND plc

and

GORDON PELL

20 FEBRUARY 2006

The Royal Bank of Scotland plc
36 St Andrew Square
Edinburgh
EH2 2YB

INDEX

Clause

1.	Definitions, Interpretation and Construction

2.	Position

3.	Commencement of Employment

4.	Duties

5.	Other Interests

6.	Place of Employment

7.	Hours of Work

8.	Remuneration (RBSelect)

9.	Deductions

10.	Bonuses

11.	Profit Sharing

12.	Executive Share Option Scheme

13.	House Purchase and Staff Borrowing

14.	Expenses

15.	Dealings in Investments

16.	Pension and Death-in-Service

17.	Holidays

18.	Sickness

19.	Confidentiality

20.	Property in Confidential Material

21.	Intellectual Property – Patents & Trademarks

22.	Power of Attorney

23.	Grievance Procedure

24.	Disciplinary Procedure

25.	Summary Termination

26.	Termination by Notice

27.	Change of Control

28.	Redundancy and Early Retirement

29.	Garden Leave

30.	Events on Termination

31.	Restrictions after termination of employment

32.	Declaration of Secrecy

33.	Data Protection

34.	Notices

35.	Continuing Provisions

36.	Whole Agreement and Severability

37.	Collective Agreements

38.	Governing Law

The Schedule     Executive Severance Arrangements

SERVICE AGREEMENT

Between

THE ROYAL BANK OF SCOTLAND plc having its registered office at 36 St Andrew Square, Edinburgh EH2 2YB (hereinafter called the “Company”)

and

Gordon Pell, residing at
(hereinafter called the “Executive”)

THE AGREEMENT BETWEEN THE PARTIES IS AS FOLLOWS:

1	Definitions, Interpretation and Construction

In this Agreement, unless otherwise stated, the following definitions apply:

1.1.1	“Associated Company” means any company (i) having an ordinary share capital of which not less than 25 percent is owned directly or indirectly by RBSG or (ii) a holding company of the Company or any direct or indirect subsidiary of any such holding company or (iii) any company or other entity in respect of which the Group exercises management control, including joint venture operations;

1.1.2	‘the Board” means the Board of Directors of the Company or an authorised committee or person of the Board of Directors of the Company;

1.1.3	“the Main Board” means the Board of Directors of the Company;

1.1.4	“the Group” means the Company and its Associated Companies;

1.1.5	“the Remuneration Committee” means the Remuneration Committee of the Board or any committee empowered by the Board in substitution for the Remuneration Committee;

	1.1.6	“RBSG “ means The Royal Bank of Scotland Group plc having its registered office at 36 St Andrew Square, Edinburgh EH2 2YB;

	1.1.7	the expressions “subsidiary” and “holding company” have the same meanings in this Agreement as they have in Section 736 of Companies Act 1985; and

1.2	In this Agreement:

	1.2.1	unless otherwise stated, references to statutes, rules or regulations or their provisions will also include amendments, extensions, consolidations or replacements and will refer to any orders or regulations, instruments or subordinate legislation;

	1.2.2	the masculine gender shall include the feminine gender and singular number shall include the plural and vice versa;

	1.2.3	unless otherwise stated, references to clauses and sub-clauses are references to clauses and sub-clauses of this Agreement and references to clauses shall be deemed to include references to the sub clauses of that clause;

	1.2.4	the headings to clauses are for convenience only and shall not affect the construction or interpretation of this Agreement; and

	1.2.5	the provisions of the Schedule shall be read and construed as part of this Agreement and shall be enforceable accordingly.

2	Position

2.1	The Executive will be employed as Executive Director Retail Markets or in such other capacity of like status with the Group as the Company requires and the Executive agrees to accept the position on the terms and conditions set out in this Agreement. The Company shall be entitled from time to time to appoint any other person or persons to act jointly with the Executive.

2.2	The Executive warrants that by virtue of entering into this Agreement, he will not be in breach of any express or implied terms of any contract or other obligation binding upon him.

3	Commencement of Employment

3.1	The Executive’s continuous employment with the Company commenced on 1st February 2000.

3.2	No period of employment with a previous employer counts as part of the Executive’s period of continuous employment with the Company.

4	Duties

4.1	The Executive is responsible for Retail Markets.

4.2	The Executive will report to the Group Chief Executive, or to such other person as the Board may specify from time to time.

4.3	During his employment the Executive shall,

	4.3.1	devote the whole of his time, attention and skill to the business of the Group and shall faithfully, efficiently, competently and diligently perform such duties and exercise such powers, authorities and discretions which may be assigned to or vested in him by the Board; and

	4.3.2	comply with the Group’s rules, policies and regulations as varied from time to time and obey all reasonable and lawful directions given by or under the authority of the Board; and

	4.3.3	comply with the terms of the Group’s Code of Conduct

	4.3.4	not do anything prejudicial to the interests and reputation of the Group and shall promote and extend the business of the Group and protect and further its interests and reputation.

	4.3.5	accept secondment to the employment of any Associated Company. Any such secondment may be for a fixed period or may be indefinite and may apply to all of the Executive’s employment duties or only some of them. Notwithstanding the foregoing, the Executive will not be required to perform any services which he cannot reasonably be expected to perform or which are not commensurate with his skills and experience or which are inconsistent with his duties. During any period of secondment, the Executive will continue to receive his normal salary and benefits and will remain subject to the terms of this Agreement except as otherwise provided in any secondment agreement.

4.4	Additionally the Executive may be required to undertake such other duties as the Company considers necessary to meet the needs of the business. The Executive may also be required to perform services for any Associated Company and may be required to undertake the role and duties of a non-executive Director of other companies within the Group. No additional remuneration will be paid in respect of these appointments.

4.5	The duties of the Executive as an officer of the Company or of any Associated Company shall be subject to the Articles of Association (or equivalent) of the relevant company and shall be separate from and in addition to his duties under this Agreement. Save where the Executive is a director of the Main Board if he ceases to be a director or officer of the Company or of any Associated Company (otherwise than by resignation from employment, termination by the Company of the Executive’s employment under this Agreement or where the Executive is prohibited by law from acting as a director or officer of the Company or an Associated Company) this Agreement shall nevertheless remain in force as if the Executive’s employment is that of executive manager rather than that of director. The parties agree that in such circumstances the Executive will not be entitled to any compensation in respect of the loss of his position as director or officer.

5	Other Interests

5.1	The Executive shall not (except with the Board’s prior written consent) be directly or indirectly engaged or concerned in any capacity in the conduct of, or have any financial interest in any business, trade, profession or organisation (other than Associated Companies) save through holding or being interested in investments (quoted or unquoted) not representing more than two percent of the issued equity capital or any other class of share or debenture capital of any one company.

5.2	The Executive will not, without the Board’s prior consent, give lectures, speak in public or publish anything in any form or medium relating to the affairs of, or matters which may affect RBSG.

6	Place of Employment

6.1	The Executive will normally work in 280 Bishopsgate, London but may be required to travel elsewhere in the world in the performance of his duties.

6.2	The Executive may be required to move temporarily or permanently to any other location, as may be reasonably specified by the Company in which case a minimum of 4 weeks’ notice of the move will be given and reasonable travel, subsistence and relocation expenses will be paid by the Company.

7	Hours of Work

7.1	The normal hours of work are from 9.00 a.m. to 5.00 p.m. (Monday to Friday) inclusive of one hour for lunch daily, but the Executive is expected to work reasonable additional hours when necessary for the performance of his duties without additional remuneration.

7.2	The Executive will not receive any additional remuneration for working more than 35 hours per week.

8	Remuneration (RBSelect)

8.1	The Company operates a flexible compensation and benefits package called RBSelect which comprises

	8.1.1	individually calculated basic salary (the “Salary Element”)

	8.1.2	any regional allowances the Executive is entitled to receive

	8.1.3	value of the Managers’ Car Scheme

	8.1.4	value of private medical cover

	8.1.5	value of Managers’ medicals

The residual amount may be used by the Executive to select preferred benefits from RBSelect.

The “Salary Element” is used to calculate certain benefits such as pension, Profit Share and any discretionary bonus payment or any other payment directly linked to salary. The Salary Element is also used to calculate severance payments including redundancy.

The total ValueAccount is £776,250, which includes the Salary Element of £750,000 per annum. Full details of RBSelect are contained in the Company’s guidebook on the Group intranet in relation to the scheme.

8.2	The Executive’s ValueAccount less the cost of any benefits elected through RBSelect will be paid monthly on the 18th day of each month (or on the last preceding working day where the 18th day falls on a weekend or public holiday) directly into the Executive’s bank account. Salary will be paid partly in advance and partly in arrears up to the last day of each calendar month.

8.3	The Executive’s salary will be reviewed annually on the 1st day of April of each year or any other day approved by the Group Remuneration Committee with any adjustments having immediate effect. Any review of salary will be entirely at the Company’s discretion. The Executive has no automatic right to any increase in salary.

8.4	All remuneration payable in cash to the Executive under this Agreement shall only be credited to a bank account held with the Company or with another company in the Group, which shall be maintained by the Executive.

9	Deductions

9.1	The Executive agrees that the Company may, at any time during, or in any event upon termination of the Executive’s employment, deduct from his remuneration, any monies due by him to the Company including any overpayment made and/or outstanding loans, advances, relocation expenses, the cost (including the legal and other costs involved) of repairing any damage or loss to the Company’s property (including intellectual property) caused by him, salary paid in respect of excess holidays and any other monies owed by him to the Company or any Associated Company.

10	Bonuses

10.1	Subject to Clause 10.2 below, the Executive may, at the discretion of the Remuneration Committee, be entitled to participate in any Bonus Scheme as approved by the Remuneration Committee.

10.2	If, on or before the relevant qualifying date for payment of the bonus, the Executive has given or been issued with notice of dismissal or has been dismissed (except in circumstances where the Executive is a good leaver), the Executive will not be entitled to receive any bonus payment which would or may otherwise be due to the Executive (whether paid in cash or in shares) as set out in Clause 10.1 above.

11	Profit Sharing

11.1	The Executive shall be eligible to participate in the RBSG’s Profit Sharing Scheme, the terms and conditions of which will be made available to the Executive. Any entitlement is calculated by reference to the Executive’s Salary Element.

12	Executive Incentive Plans

12.1	The Executive may, at the discretion of the Remuneration Committee, be eligible to be invited to participate in the Group’s incentive plans designed for the executive population of the Group.

13	House Purchase and Staff Borrowing

13.1	The Executive shall be entitled to participate in the Company’s Staff House Purchase Scheme. The details will be made available by the Company.

13.2	Concessionary interest rates will be available to the Executive for personal loans, subject to the terms for such staff lending in force from time to time.

14	Expenses

14.1	The Company shall reimburse the Executive for all reasonable out-of- pocket expenses properly incurred in the performance of his duties, subject to the Executive producing all relevant receipts or other satisfactory evidence and his compliance with the Company’s travel and expenses policy as amended from time to time.

14.2	In order to facilitate payment of expenses, the Executive may be supplied with a credit card for use solely in this connection.

15	Dealing in Investments

15.1	The Executive is subject to the Company’s Staff Dealing Rules (and divisional rules where applicable) which may require prior permission to be obtained before the Executive is permitted to deal in most types of securities transactions. Requests must be submitted in writing on the appropriate Company form. The Company also operates a closed period during which the Executive will not be permitted to deal in RBSG shares. Failure to abide by these rules will constitute serious misconduct for the purposes of any disciplinary action and may lead to criminal proceedings and / or the summary dismissal of the Executive.

15.2	Details of the Company’s Staff Dealing Rules are contained in the Group compliance manual (known as the Group Regulatory Risk Policy Handbook) and any local compliance manual.

16	Pension and Death-in-Service

16.1	The Executive will continue to be eligible for membership of The Royal Bank of Scotland Group Pension Fund (the Group Fund). The Executive’s pension will be calculated in accordance with the rules of the Group Fund subject to the provisions of this paragraph:

	16.1.1	The Executive’s pension will be based on his full pensionable salary, notwithstanding any rule of the Group Fund limiting pensionable salaries to the permitted maximum as defined in section 590c(2) of the Income and Corporation Taxes Act 1988;

	16.1.2	To the extent that restrictions imposed by the Inland Revenue restrict the amount of the Executive’s pension which can be paid from the Group Fund, the Company will pay as an unfunded unapproved pension arrangement such additional amount as is necessary to provide the benefits set out in this contract. If at retirement the Executive’s total benefits exceed the Lifetime Allowance as defined in the Finance Act 2004 then at the Executive’s request any amount in excess of this allowance may be paid by the Company as an unfunded unapproved pension arrangement.

	16.1.3	The Executive’s additional deferred pension from the Group Fund arising from a transfer from Lloyds-TSB will be replaced by an additional pensionable service credit of 16 years 9 months.

	16.1.4	Upon retirement on the Executive’s 60th birthday, the Executive’s total pension (including the amount arising from the transfer from Lloyds-TSB) will be augmented to be equal to 39 sixtieths of the Executive’s final pensionable salary. This augmentation will be applied uniformly over the period from February 2005 (anniversary of date of hire) to the Executive’s 60th birthday and if the Executive’s service with the Company ends before his 60th birthday then a pro-rata amount will apply.

	16.1.5	In accordance with a letter to you dated January 2002, no part of your bonus is pensionable. The service credit of three months referred to in that letter is included in the overall level of pension benefits referred to above.

16.2	The Group Fund is contracted out of the State Second Pension and a Contracting Out Certificate is in force in respect of members of the Group Fund.

16.3	The normal retiring age for male and female employees in the Company is 60.

Further details are contained within the booklet entitled “The Royal Bank of Scotland members’ guide to the Group Fund”.

16.4	To the extent that any salary related lump-sum payment made by the Group Fund in respect of the death of the Executive while in service before the Normal Pension Date as defined in the Group Fund is less than four times the Executive’s Salary Element by reason only of Section 590C of the Income and Corporation Taxes Act 1988 (which deals with the Pension Cap), the Company shall ensure that a payment is made equal to the amount of the difference. This benefit will be subject to any restrictions imposed by an insurance company with which it is insured.

17	Holidays

17.1	The Executive will be entitled to paid holidays, subject to the undernoted conditions;

	17.1.1	The Executive will be entitled to 30 working days holiday to be taken at such time or times as the Executive shall request and agree in advance with the Company plus a further 8 days to be taken at times to be determined by the Company (which will normally be Bank Holidays). The Company reserves the right to request the Executive to work on Bank Holidays in return for which he will be entitled to holiday, equal to the period worked, to be taken at another time.

	17.1.2	The Company’s holiday year runs from 1 January to 31 December inclusive.

	17.1.3	If the Executive’s employment commences or terminates part way through the holiday year, holiday entitlement will be assessed on a pro-rated basis for each complete month of service during the holiday year.

	17.1.4	The Executive may carry over a maximum of 5 days unused holiday entitlement not taken in one year, to the next, but only with the prior written consent of the Company.

17.2	On termination of employment the Executive will be entitled to payment in respect of any accrued unused holiday entitlement except where the Executive’s employment is terminated by the Company for misconduct or gross misconduct when only accrued unused statutory holiday will be paid.

17.3	Upon termination of this Agreement the Executive will repay to the Company any salary received for holidays taken by him in excess of his accrued entitlement. The Executive agrees that any sums due to the Company by the Executive may be deducted by the Company from any monies owed to the Executive in accordance with Clause 9.

17.4	During any period of notice (whether given by the Company or the Executive) whether being worked or on garden leave the Company shall be entitled, at its own discretion, to require the Executive to take accrued and outstanding holiday entitlement or to make payment in lieu of such outstanding entitlement.

18	Sickness

18.1	There is no contractual right to payment in respect of any period of absence due to sickness or incapacity and any such payments will be made at the Company’s sole discretion.

If the Executive is absent from work due to illness, injury, or accident the Company may, at its sole discretion, pay Company sick pay (inclusive of any statutory sickness benefit) at 100% of the Executive’s ValueAccount rate for the first 182 days of incapacity. Beyond the initial 182 days, the Executive will be eligible to be considered on a discretionary basis for acceptance onto the Company’s Long Term Disability scheme (“LTD”). Continued receipt of payments under the scheme will be at the Company’s discretion and will be subject to the rules of the scheme which the Company has the right to vary from time to time.

18.2	If accepted on LTD a payment equal to 55% of the Executive’s ValueAccount rate (inclusive of any statutory sickness benefit payable) may be paid for up to a further five years subject to the scheme rules and the qualifying criteria set out in subclauses 18.3 - 18.5 and 18.9 being met. Other factors during sickness absence are:

	18.2.1	Any benefit paid during the initial 182 days absence will include an allowance in lieu of holiday entitlement. Consequently normal holiday entitlement will cease to accrue;

	18.2.2	During any period of LTD, the overall level of benefit will increase each January in line with any increase applied to payments under the Company’s pension fund;

	18.2.3	During the entire LTD period, the Executive will continue to receive additional Company benefits, including non-contributory pension scheme and RBSG’s Profit Sharing Scheme and will remain eligible to participate in the RBSG Sharesave Scheme. With the exception of the Company pension, all salary-related benefits will be linked to the current level of LTD payments as defined in Clause 18.2. Pension benefits will be based on the Executive’s Salary Element before his sickness absence and will be increased each year in line with any increase applied to payments under the Company’s pension fund.

	18.2.4	At any time during a period of sickness absence and, in any event, at the end of LTD period, if the Executive is unable to return to work he will be considered for ill-health retirement. Ill-health retirement will only be considered where the Executive satisfies the relevant ill-health retirement criteria set out in the relevant pension scheme documentation.

	18.2.5	All periods of long-term sickness absence will be regarded as continuous service for the purpose of pension and other benefit calculations.

18.3	The Executive may self-certify his incapacity for absences of up to seven consecutive days (including weekends and statutory holidays):

18.4	A doctor’s certificate must be submitted to the Company for absences of more than seven consecutive days. Thereafter, the Executive must submit a new doctor’s certificate as and when necessary to ensure that all periods of absence are covered.

18.5	The Company reserves the right to request the Executive to provide evidence for any period of absence including those that would normally be self-certified.

18.6	For the purposes of assessing the entitlement of the Executive to Statutory Sick Pay, the qualifying days will be Monday to Friday inclusive.

18.7	If the Executive is incapable of performing his duties because of injuries sustained wholly or partly as a result of actionable negligence, nuisance or breach of any statutory duty on the part of any person other than a company in the Group (a “third party”) or if the Executive is covered by any health or other insurance scheme (an “insurance policy”) all payments made to the Executive under Clause 18.2 above shall (to the extent that compensation for loss of earnings is recoverable from the third party or under the insurance policy), constitute loans by the Company (or by any Associated Company from whom the Company may have procured payment of the Executive’s salary) to the Executive and shall be repaid when the Executive recovers compensation for loss of earnings from the third party by action or otherwise or under the insurance policy.

18.8	Without prejudice to the provisions of Clause 18.7, in the event that the Executive has been incapacitated from performing his duties by reason of injuries sustained wholly or partly as a result of actionable negligence or as a result of matters which are covered by an insurance policy, the Company shall be entitled to require the Executive either:

	18.8.1	(subject to the Company agreeing to indemnify the Executive against all reasonable legal expenses) to raise legal proceedings to enforce his rights against any third party who has committed such an actionable negligence against him and/or to pursue a claim under the insurance policy; or

	18.8.2	to assign his right to raise legal proceedings to recover from such third party and/or the relevant insurance company compensation for any loss of earnings sustained by the Executive to the Company or any Associated Company.

18.9	The Executive shall at any time (including during any period of incapacity) at the request and expense of the Company submit to medical examinations by a medical practitioner nominated by the Company. The results shall, subject to the provisions of the Access to Medical Reports Act 1988, be disclosed to the Company.

19	Confidentiality

19.1	During the Executive’s employment, he must treat the business of the Company and any Associated Company and any information received during the course of or as a result of his employment about or provided by any third party as strictly confidential.

19.2	The Executive may not at any time (whether during his employment or after its termination) disclose to any unauthorised person, firm or corporation or use or attempt to use for his own or any other person, firm or corporation’s advantage, any confidential information relating to the business affairs or trade secrets of the Company or any Associated Company, or any confidential information about (howsoever obtained) or provided by any third party received during the course of or as a result of his employment (“Confidential Information”). Confidential Information includes without being limited to, information relating to employees, customers and suppliers (former, actual and potential), Group contracts, pricing structures, financial and marketing details, business plans, any technical data, designs, formulae, product lines, Intellectual Property (as defined in Clause 21), research activities and any Group information which may be deemed to be commercially or price sensitive in nature. It also includes, again without limitation, any information contained in documents marked “confidential” or documents of a higher security classification and other information which, because of its nature or the circumstances in which the Executive receives it, he should reasonably consider to be confidential.

19.3	The Company reserves the right to modify the categories of Confidential Information from time to time.

19.4	The Executive is not permitted to make any copy, abstract, summary or précis of the whole or any part of any document belonging to the Company Group unless he has been authorised to do so by the Company, and shall not at any time use or permit to be used any such items otherwise than for the benefit of the Group.

19.5	The obligations contained in this Clause 19 shall not apply:

	19.5.1	to information or knowledge which subsequently comes into the public domain other than by way of unauthorised use or disclosure (whether by the Executive or a third party);

	19.5.2	where the Executive’s use or disclosure of the information has been properly authorised by the Company;

	19.5.3	to any information which the Executive discloses in accordance with applicable public interest disclosure legislation;

	19.5.4	to any information which is required to be disclosed in accordance with an order of a Court of competent jurisdiction.

19.6	The Executive shall exercise all due care and diligence and shall take all reasonable steps to prevent the publication or disclosure of any Confidential Information relating, in particular, but not limited to, actual or proposed transactions, of any employee, customer, client or supplier (whether former, actual or potential) of the Company or any Associated Company including the partnerships, companies, bodies, and corporations having accounts with or in any way connected to or in discussion with the Group and all other matters relating to such customers, clients or suppliers and connections.

19.7	Any breach by the Executive of the provisions of this Clause 19 will be regarded by the Company as a serious disciplinary matter and may, if committed while the Executive is employed by the Company, result in disciplinary action being taken against the Executive up to and including dismissal without notice.

19.8	The Executive agrees that the undertakings comprised in this Clause 19 are reasonable and necessary to protect the legitimate business interests of the Group both during and after the termination of the Executive’s employment.

20	Group Property

20.1	All reports, files, notes, memoranda, e mails, accounts, documents or other material (including all notes and memoranda of any Confidential Information as defined in clause 19.1 and the items referred to in clause 19.4) and any copies made or received by the Executive in the course of his employment (whether during or after) are and shall remain the sole property of the Company or the appropriate Associated Company and shall be surrendered by the Executive to someone duly authorised by the Company upon the termination of this Agreement or at the request of the Company at any time.

21	Intellectual Property - Patents & Trademarks

21.1	For the purposes of this clause, “Intellectual Property” means patents, trade marks, service marks, registered designs (including applications for and rights to apply for any of them), unregistered design rights, trade or business names, copyright, Confidential Information or knowhow and any similar rights in any country.

21.2	All Intellectual Property which the Executive develops or produces in the course of his employment duties will be owned by the Company absolutely. The Executive agrees, at the Company’s expense, to sign all documents and carry out all such acts as will be necessary to achieve this. The Executive waives all moral rights in all Intellectual Property which is owned by the Company, or will be owned by the Company, further to this clause.

22	Power of Attorney

22.1	The Executive irrevocably appoints any Director or the Secretary of the Company to be his authorised attorney to do all such things and to execute all such documents in his name and on his behalf, which may be necessary or desirable for the Company to obtain for itself, or its nominees or any Associated Company the full benefit of the provisions in Clauses 21 and 30.

22.2	A letter, signed by any Director or Secretary of the Company certifying that anything has been done or that any document has been executed in accordance with the authority conferred by this clause, shall be conclusive evidence that such is the case as far as any third party is concerned save that the Executive may not sign such a letter himself.

23	Grievance Procedure

23.1	If the Executive has a grievance relating directly to his employment the grievance and the basis for it should be raised in writing with the ultimate executive director to whom the Executive reports for his consideration.Such executive director will meet with the Executive and will notify the Executive in writing of his findings and of any action to be taken to redress any justifiable grievance found to exist. If the Executive considers that the matter remains unresolved he should raise an appeal with the Group Director, Human Resources or such other person as the Group Director, Human Resources may nominate, whose decision, following further meeting with the Executive, will be final and binding on the Executive.

23.2	At any stage of the grievance procedure, the Executive may be accompanied by either a work colleague or a trade union representative.

24	Disciplinary Procedure

24.1	Without prejudice to the terms of Clause 25, the Company may take disciplinary action against the Executive for:

	24.1.1	conduct incompatible with the Executive’s status (whether during working hours or not); or

	24.1.2	poor attendance; or

	24.1.3	a breach by the Executive of any of the terms and conditions of his employment; or

	24.1.4	unsatisfactory performance by the Executive of his duties.

24.2	Such action may include a verbal or written warning (including a final written warning), suspension with or without pay or dismissal with or without notice.

24.3	The Company may suspend the Executive with or without pay and benefits to enable it to carry out an investigation into any matter in respect of which it is considering taking disciplinary action against the Executive or for any other good reason. The period of suspension will not normally exceed 12 weeks.

24.4	After the investigation the ultimate executive director to whom the Executive reports (or his nominated deputy) will write to the Executive setting out the alleged conduct and basis for the disciplinary action and inviting the Executive to a meeting to discuss the matter.

24.5	After the meeting such executive director or deputy will write to the Executive advising him of the outcome and of the disciplinary sanction to be imposed.

24.6	If the Executive is unhappy with the outcome he may appeal the decision by raising it with the Group Director, Human Resources (or his nominated deputy).

24.7	If the Executive appeals the decision the Group Director, Human Resources (or his nominated deputy) will hold an appeal meeting with the Executive:

24.8	After the meeting the Group Director, Human Resources (or his nominated deputy) will write to the Executive advising him of the outcome. The decision of the Group Director, Human Resources (or his nominated deputy) will be final.

24.9	The procedure set out in Clauses 24.4 to 24.8 do not confer any contractual rights on the Executive.

24.10	The Company’s Disciplinary Policy does not apply to the Executive’s employment hereunder.

24.11	At any stage of the disciplinary procedure, the Executive may be accompanied by either a work colleague or a trade union representative.

24.12	For the purposes of this clause the following are examples of conduct which will be treated as “Gross Misconduct” and therefore likely to result in the dismissal of the Executive without notice:

	24.12.1	theft

	24.12.2	damage to Company property

	24.12.3	misuse of Company property or resources including computers and any other part of the Company’s telecommunication system.

	24.12.4	fraud

	24.12.5	incapacity for work due to being under the influence of alcohol or illegal drugs

	24.12.6	physical assault

	24.12.7	gross insubordination

	24.12.8	serious harassment on any grounds.

For the avoidance of doubt this list is not exhaustive.

25	Summary Termination

25.1	Notwithstanding the provisions of Clauses 24 and 26 of this Agreement, the Company shall (without prejudice, to the other rights and remedies of the Company) be entitled to dismiss the Executive without notice or payment in lieu of notice if the Executive

	25.1.1	commits any serious or persistent breach of his duties, refuses or neglects to comply with any term of this Agreement, refuses or neglects to comply with any reasonable order or direction given to him by the Company, or is guilty of any gross default or incompetence or misconduct in connection with or affecting the business of the Company or conducts himself (whether or not in connection with his employment) in a manner which, in the reasonable opinion of the Company, is prejudicial to the Company or may bring him or the Company into disrepute; or

	25.1.2	is guilty of dishonesty, gross incompetence, willful neglect of duty, or of mismanagement of his financial affairs through failure to observe rules and procedures for the operation of bank accounts and/or borrowing; or

	25.1.3	is found guilty of any criminal offence (other than a minor offence under the Road Traffic Acts which does not result in imprisonment) whether or not in connection with employment; or

	25.1.4	is or becomes, in the reasonable opinion of the Company, of unsound mind; or

	25.1.5	becomes a patient for any purpose of any statute relating to mental health; or

	25.1.6	is declared bankrupt or takes advantage of any statute for the time being in force offering relief to insolvent debtors; or

	25.1.7	resigns as an officer of the Company or any Associated Company without the agreement of the Board; or

	25.1.8	if, as the result of any default on the part of the Executive, is prohibited by law from acting as an officer of the Company or any Associated Company;

	25.1.9	loses any Registration or Regulatory Status necessary to fulfill his duties.

25.2	The Executive’s performance and discharge of his duties and responsibilities hereunder shall be the subject of regular review, the object of which is to assess performance during the period under review and to set agreed performance standards for future review periods. In the event that, in the opinion of the Board or such other person or body as the Board shall nominate, the Executive fails to achieve the agreed performance standards, the Company may terminate the Executive’s employment in accordance with the provisions of Clause 26.

25.3	Notwithstanding the provisions of Clause 2 and Clause 4 the Executive agrees that he shall have no remedy against the Company if his employment is terminated by reason of the liquidation of the Company for the purposes of amalgamation or reconstruction provided that he is offered employment with any concern or undertaking resulting from such amalgamation or reconstruction on terms and conditions which taken as a whole are not substantially less favourable than the terms of this Agreement.

26	Termination by Notice

26.1	The length of notice which the Executive is obliged to give the Company when seeking to leave employment is six months. Notice must be given in writing.

26.2	Subject to Clauses 24 and 25 above, the length of notice which the Executive is entitled to receive from the Company to terminate his employment is 12 months. Notice by the Company will be given in writing.

26.3	The Company reserves the right to make a payment in lieu of notice. Any payment in lieu of notice will represent a payment in lieu of the Salary Element of the Executive’s ValueAccount only. No payment will be made in respect of any other benefit.

26.4	The Executive’s normal retirement age is sixty. This Agreement will automatically terminate without notice on the Executive reaching the age of sixty.

27	Change of Control

27.1	If there is a change of control of the ultimate holding company of the Company (being at the date of this Agreement RBSG) and if within one year of such a change of control the Company serves notice to terminate the employment of the Executive (otherwise than under Clauses 25 and 26 hereof) then the Executive’s employment will be terminated forthwith and the Company shall pay and provide the following by way of liquidated damages:

	27.1.1	a payment equivalent to the Executive’s salary element in respect of the period of notice required for the Company to terminate this Agreement under Clause 26,

	27.1.2	a payment equivalent to all other contractual benefits which the Executive would reasonably have expected to receive during such period of notice.

27.2	For the purposes of this Clause 27, “change of control” means that share capital conferring voting rights of at least 50% of the votes entitled to be cast comes under the control of any person (or persons acting in concert) not having such control at the date of this Agreement.

27.3	Any payment made under 27.1 above shall be in full and final settlement of any claim which the Executive may then have against the Company arising out of the contract of employment or the termination thereof.

28	Redundancy and Early Retirement

28.1	The provisions set out in Schedule 1 (Executive Severance Arrangements) to this Agreement shall apply to the Executive.

29	Garden Leave

29.1	At any stage of the Executive’s notice period referred to in Clause 26 above (whether notice was given by the Executive or by the Company), the Company may, at its absolute discretion and without being required to give any reasons, require the Executive to remain away from work on garden leave.

29.2	During any period of garden leave;

	29.2.1	the Executive must be available for work but the Company is not obliged to provide him with any work and may require him to perform different duties and/or tasks from his normal duties.

	29.2.2	the Executive will be entitled to receive the salary element of his ValueAccount together with any benefits under this Agreement but excluding any discretionary or performance bonus which will not accrue while the Executive is not carrying out his normal duties.

	29.2.3	the Executive may not, without the prior written consent of the Company contact or attempt to contact any client, customer, agent, professional adviser, employee, supplier or broker of the Company, any Associated Company or any other company within RBS group.

	29.2.4	the Executive will not be permitted to work for any other organisation or on his own behalf without the Company’s prior written consent.

	29.2.5	all other terms and conditions of the Executive’s employment (both express and implied) will remain in full force and effect until the end of the notice period.

	29.2.6	The Executive continues to owe the Company a duty of fidelity and good faith.

29.3	Any period of garden leave shall count towards any period of restriction set out in Clause 31.2.

30	Events on Termination

30.1	Upon termination of the Executive’s employment for any reason whatsoever, the Executive shall immediately deliver to the Company, in accordance with its instructions all property of the Company (including, but not limited to, company car, credit cards, equipment, correspondence, data, disks, tapes, records, specifications, software, models, notes, reports and other documents together with any extracts or summaries, removable drives or other computer equipment, keys and security passes) or of any Associated Company in his possession or under his control.

30.2	On termination of employment for whatever reason or at any time after notice has been served, the Executive shall, at the request of the Company, immediately resign, without claim for compensation, from all directorships and other offices within the Group then held by him and the Executive hereby irrevocably authorises the Company to appoint some person in his name and on his behalf to sign any documents and do any things necessary to effect such resignation should he fail to do so.

30.3	Transfer (without payment) to the Company or, if requested by the Company, to the Company’s nominee, any qualifying or nominee shares registered in the name of the Executive (either solely or jointly) and held by the Executive as nominee, beneficial owner or trustee on behalf of the Company or any Associated Company.

30.4	The Executive shall, if so required by the Company, confirm in writing that he has complied with his obligations under this Clause 30.

31	Restrictions after Termination of Employment

31.1	In this Clause the expression “Termination Date” means the date on which this Agreement shall determine irrespective of the cause or manner (the event of the Executive’s death only excluded).

31.2	Considering that the Executive has obtained and is likely to obtain in the course of his employment knowledge of trade secrets, know-how, business information or other confidential information relating to the Company or any Associated Company and also to their customers, the Executive agrees that he will be bound by the following restrictions in order to safeguard such trade secrets, know-how, business information or other confidential information and the goodwill of the Company or any such Associated Company, in addition to the restrictions contained in Clauses 19, 20 and 21.

	31.2.1	he will not, either in contemplation of the termination of his employment or during the period of 12 months from the Termination Date, canvas or solicit or endeavour to canvass or solicit away from the Company or any Associated Company in the United Kingdom, the custom or business of any person, firm or company carrying on business in the United Kingdom who is or was at any time during the twelve months prior to the Termination Date a client or customer of the Company or of any Associated Company with whom he had business dealings during the course of his employment in that twelve month period or in relation to whose requirements he had knowledge of a material kind;

	31.2.2	he will not, during the period of 6 months from the Termination Date, carry on, set up, engage in or be directly or indirectly interested or concerned in any business or activity anywhere in the United Kingdom carried on or about to be carried on by any person, firm or company in competition with any business or activity in which the Executive was actively involved during the course of twelve months immediately prior to the Termination Date. This is providing that nothing contained in this sub-Clause 31.2.2 shall prohibit the carrying on of, or being engaged, concerned or interested in, any business not in direct or indirect competition with the business of the Company or any Associated Company;

	31.2.3	he will not either in contemplation of the termination of his employment or during the period of 6 months from the Termination Date entice, solicit or endeavour to entice or solicit away any person who is employed or engaged by the Company or any Associated Company either as a director or in a managerial or executive capacity or who is in possession of confidential information belonging to the Company and/or any Associated Company and with whom the Executive had business dealings during the course of his employment in the twelve month period prior to the Termination Date;

	31.2.4	he will not either in contemplation of the termination of his employment hereunder or during the period of six months from the Termination Date, interfere or seek to interfere with the supply to the Company or any Associated Company of any goods or services by any supplier who, during the twelve months preceding the Termination Date, supplied goods or services to the Company or such Associated Company, being a supplier of goods or services with whom during the twelve month period immediately prior to the Termination Date he had dealings of a material kind in his capacity as an employee or director of the Company, nor will he interfere or seek to interfere with the continuance of such supply or the terms on which such supply has during such period. as stated above been made.

31.3	The restrictions set out in Clauses 31.2.1, 31.2.2, 31.2.3 and 31.2.4 above shall (without prejudice to their generality) apply to any action taken by the Executive, whether as agent, representative, principal, employee or consultant or as a director or other officer of any company or by any associated company controlled by him or any associate of his.

31.4	The Executive will, in the event of receiving an offer of employment either during the continuance of this Agreement or during the continuance in force of any of the restrictions set out in this Clause 31, immediately provide to the offeror a copy of this Clause 31 and will inform the Company of the identity of the offeror and the terms of the offer.

31.5	While the restrictions and Clause 31 of this Agreement are considered by the Executive to be reasonable and necessary in all the circumstances for the protection of the Group’s legitimate interests, it is recognised by the parties that restrictions of the nature in question may fail for technical reasons unforeseen. Accordingly it is agreed that if any of such restrictions shall be adjudged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Group but would be valid if part of the wording were deleted and/or the periods (if any) reduced and/or area dealt with reduced in scope the restrictions shall apply with such modifications as may be necessary to make them valid and effective.

32	Declaration of Secrecy

32.1	The Executive will be required to sign a Declaration of Secrecy in such form as may be required by the Company from time to time.

33	Data Protection

33.1	The Executive undertakes to familiarise himself with the Data Protection policy, procedures and accountabilities set down by the Company as a result of the Data Protection Act 1998. The Executive acknowledges that the Company will view any breach of these procedures as a serious matter of discipline.

33.2	By signing this statement, the Executive acknowledges and agrees that the Company is permitted to hold personal information about him as part of its personnel and other business records and may use such information in the course of the Company’s business. The Executive agrees that the Company may disclose such information to third parties in the event that such disclosure is in the Company’s view required for the proper conduct of the Company’s business or that of any Associated Company. This clause applies to information held, used or disclosed in any medium.

34	Notices

34.1	Any notice or other communication may be given by either party by personal delivery or prepaid first class mail to the other party at (in the case of the Company) its registered office for the time being marked “For the Attention of the Company Secretary” or (in the case of the Executive) his last known usual address and any such notice shall be deemed to have been served (in the case of first class mail) at the expiry of 48 hours after the same was posted or (in the case of personal delivery) at the time of such delivery.

35	Continuing Provisions

35.1	The expiry or determination of this Agreement shall not affect the provisions of Clause 19 (Confidentiality), Clause 20 (Property in Confidential Material), Clause 29 (garden leave), Clause 30 (Events on termination) and Clause 31 (Restrictions after Termination of Employment).

36	Whole Agreement and Severability

36.1	These terms and conditions constitute a written statement of the terms of the Executive’s employment in accordance with the provisions of the Employment Rights Act 1996. These terms and conditions supersede any previous agreement, whether oral or in writing, between the Executive and the Company in relation to the matters dealt with herein and, together with the Executive’s letter of appointment represent the entire agreement between the Executive and the Company.

36.2	In addition to the terms of this Agreement, the Executive is also required to comply with all other applicable statutory, divisional or company rules, as amended from time to time.

36.3	The various provisions and sub-provisions of this Agreement and the Schedule are severable. If any provision or sub-provision (or identifiable part thereof) is held to be invalid or unenforceable, then such invalidity or unenforceability shall not affect the remaining provisions (or identifiable parts thereof) in this Agreement or the Schedule.

37	Collective Agreements

37.1	There are no collective agreements applicable to the Executive’s employment.

38	Governing Law

38.1	The interpretation and enforcement of this Agreement shall be governed by and construed in all respects in accordance with the Law of Scotland and the parties submit to the non-exclusive jurisdiction of the Scottish courts.

Signed for and on behalf of
THE ROYAL BANK OF SCOTLAND plc		/s/ Neil Roden
on [20/2/06]
by Neil Roden, Group Director, Human Resources		Neil Roden

Signed by		/s/ Gordon Pell
on [20/2/06]
before the undernoted witness:
/s/ Deborah Susan Batement (Witness)
Full Name	DEBORAH SUSAN BATEMAN
Address	54 INKS GREEN
LONDON E4 9EL
Occupation	SECRETARY

ROYAL BANK OF SCOTLAND plc
EXECUTIVE SEVERANCE ARRANGEMENTS

1. Introduction

It is the policy of the Company to seek to provide security of employment for every member of staff whilst having regard to the need for continued profitability and efficiency. The Company shall strive to cope with future fluctuations in staffing requirements by endeavouring to find alternative employment for employees within the Group. However, should circumstances arise where the Company’s policy of safeguarding the current or future employment of staff cannot be maintained in respect of members of the executive staff of the Company (“the Executives”), then, as a last resort, the methods and arrangements for terminating the employment of Executives as outlined in this Schedule will apply.

2. Notification of Potential Redundancies and Redeployment

Where Executive redundancies are anticipated, the Company shall, wherever possible:

(a)	as soon as practicable notify Executives who are likely to be affected; and

(b)	attempt to re-deploy surplus Executives in one area to suitable alternative employment elsewhere within the Group. The Company will in the first instance, conduct an executive assessment process using the Company’s chosen executive selection partner. This process combines a systematic interview and completion of a range of occupational questionnaires designed to measure

Functional, Technical Competence

Achieved Results

Intellectual Calibre

Personal Qualities

Business Acumen

If there are no distinguishing differences between individuals, additional factors which will then be taken into account in order to identify the most suitable candidate for any suitable alternative role include, in no particular order:

Current levels of performance and conduct
Specific knowledge or skills
Length of service and reckonable service for pension purposes

All offers of redeployment (whether suitable alternative employment or alternative employment), including any training, shall be made by the Company in writing and acceptance by the Executive should be in writing. In certain circumstances the Company may require the Executive to accept suitable alternative employment. Should the Executive unreasonably refuse to accept suitable alternative employment, the Executive may forfeit any entitlement to a redundancy payment.

3. Voluntary Early Retirement

When the Company has, in accordance with paragraph 2 of this Schedule, advised Executives of a situation which may involve surplus Executives and the redeployment arrangements have not identified any suitable alternative employment or the Executive has not been identified as the most suitable candidate for any suitable alternative role which exists, the Company, other than in exceptional circumstances, may invite applications from affected Executives for voluntary early retirement. Whether or not such applications are accepted will be at the absolute discretion of the Company. Since no pension can be paid to staff below age 50, this section covers only Executives in excess of that age who are also members of the Company’s Pension Fund. The terms of Voluntary Early Retirement are as follows:

(a)	Pension

For Executives who qualify for a pension, such pension is payable immediately, as calculated within the terms of the Company’s Pension Fund, without actuarial discount, including commutation rights, based on pensionable service at the date of termination of service.

(b)	Cash Payment

1 year’s service and over	–	13 weeks’ pay
2 years’ service and over	–	17 weeks’ pay
3 years’ service and over	–	22 weeks’ pay
4 years’ service and over	–	27 weeks’ pay
5 to 9 years’ service	–	32 weeks’ pay
10 to 14 years’ service	–	38 weeks’ pay
15 to 19 years’ service	–	46 weeks’ pay
20 to 24 years’ service	–	57 weeks’ pay
25 to 29 years’ service	–	68 weeks’ pay
30 to 34 years’ service	–	79 weeks’ pay
35 years’ service and over	–	90 weeks’ pay

          The following conditions shall apply to such Cash Payment:

(i)	service is continuous service calculated as at the date of termination by reference to the commencement date specified in Clause 3 of the Service Agreement;

(ii)	the calculation of a week’s or month’s (where appropriate) pay is on basic salary (the Salary Element as defined in Clause 8 of the Agreement) and excludes all other allowances or payments;

(iii)	the cash payment is inclusive of entitlement to a statutory redundancy payment (if any); and

(iv)	the number of weeks or months (where appropriate) on which the cash payment is based will not exceed the period of employment remaining prior to normal retirement date regardless of whether payment in lieu of notice is made.

(c)	Staff House Purchase Loans

Existing loans under the Company’s Staff House Purchase Scheme shall be allowed to continue on the existing terms and conditions arranged, provided they allow for the loan to be repaid by the normal retirement date.

If the Executive obtains employment with an employer which offers mortgage facilities, the Staff House Purchase loan shall be repaid as soon as eligibility under the new employer’s scheme is attained.

The Company will not consider applications for increases in borrowing. However, it will consider applications to move house, within the existing facility and subject to the Company’s approval of the property to be purchased. In such cases, the retention of any surplus arising on sale within the facility will be subject to the provisions of the Company’s Staff House Purchase Scheme in force at the time of sale.

All other conditions of the Company’s Staff House Purchase Scheme shall apply to the loan.

(d)	Other Banking Facilities

All other banking facilities shall be on the Company’s terms and conditions for the conduct of staff pensioners’ accounts.

(e)	Car Schemes

The same arrangements will apply to members of the Company’s Executive Car Scheme as apply to Executives retiring at the normal retirement age and in accordance with the scheme rules under RBSelect.

4. Voluntary Redundancy

Where the arrangements for redeployment have not identified a suitable alternative role for the Executive and voluntary early retirement has not resolved, or is unlikely to resolve, the situation, the Company may, other than in exceptional circumstances, invite applications from Executives for voluntary redundancy. Whether or not such applications are accepted will be at the absolute discretion of the Company. This section applies only to Executives not covered by voluntary early retirement, i.e. those below age 50 or those aged 50 or over who do not qualify for a pension under the Company’s Pension Fund.

If the Application is accepted the following will apply to the Executive:

Voluntary Redundancy and Pension

Executives below age 50 who are members of the Company’s Pension Fund will have payment of their pensions deferred and paid at normal retirement age. Deferred pensions of such Executives will be increased during the period of deferment by the greater of:

1.	the annual increases as awarded in respect of pensions in payment; or

2.	the statutory increases in accordance with the Social Security Act 1985.

The Social Security Act 1985 requires that the deferred pension in excess of the Guaranteed Minimum Pension will be increased by the lower of the increase in the Retail Price Index or 5% per annum, over the period of deferment.

Voluntary Redundancy and Payments

(a)	Cash payments will be made on the basis of the higher of:

	(i)	a cash payment calculated by reference to the Executive’s period of employment as outlined in paragraph 3(b) of this Schedule; or if higher

	(ii)	6 months’ salary (see also paragraph 7) of this Schedule each on the conditions outlined in paragraph 3(b) of this Schedule.

each on the conditions outlined in paragraph 3(b) of this Schedule.

The Executive’s entitlement to payment under the Profit Sharing Scheme will be determined by the Profit Sharing Scheme Deeds of Trust and Supplementary Deeds.

(b)	Additional Payment

In addition to the cash payment, and in respect of Executives aged 40 or over but under 50, a payment will be made related to age and service as at date of termination based on the following number of weeks’ pay for each year of service:

Age in Years/Months	No. of Weeks’ Pay
40 to 40/11	0.20
41 to 41/11	0.38
42 to 42/11	0.55
43 to 43/11	0.71
44 to 44/11	0.86
45 to 45/11	1.00
46 to 46/11	1.13
47 to 47/11	1.25
48 to 48/11	1.36
49 to 49/11	1.47

(c)	Staff House Purchase Loans

Existing Loans under the Company’s Staff House Purchase Scheme shall be allowed to continue on the existing terms and conditions arranged, subject to the additional conditions set out below, for a period of up to five years from the date of termination of employment. Five years after the date of termination of employment, any outstanding borrowing will be subject to the terms and conditions of House Purchase Loans which apply to customers of the Company.

The rate of interest on each Staff House Purchase Loan shall be increased by 2% on each of the first four anniversaries of the date of termination of employment subject to the rate not exceeding that charged to the Company’s customers.

Executives shall sign a mandate authorising variation of the monthly repayments in line with changes in the interest rate and these variations shall be calculated in such a way that repayment of the loan is achieved without extension of the original term of the loan.

If employment is obtained which offers mortgage facilities, the Staff House Purchase loan shall be repaid as soon as eligibility under the new employer’s scheme is attained.

The Company will not consider applications for increases in borrowing. However, it will consider applications to move house, within the existing facilities and subject to the Company’s approval of the property to be purchased, normally for the purpose of taking up new employment. In such cases, the retention of any surplus arising on sale within the facility will be subject to the provisions of the Company’s Staff House Purchase Scheme in force at the time of sale.

All other conditions of the Company’s Staff House Purchase Scheme shall apply to the loan.

(d)	Other Banking Facilities

On termination of employment, Current Accounts, Deposit Accounts and any other loans and accounts not mentioned elsewhere, shall immediately become subject to the rates and terms applicable to customers of the Company.

Loans repayable within 4 years or less of being granted other than where a loan has been granted to purchase a car previously allocated under the terms of a Car Scheme - see paragraph 5(e) below, shall continue on the terms and conditions arranged at staff rates until the agreed repayment date, at which time any outstanding borrowing must be repaid.

(e)	Car Schemes

The same arrangements will apply to members of the Company’s Executive Car Scheme as apply to Executives retiring at the normal retirement age and in accordance with the rules under RBSelect.

(f)	Full and final settlement

The Voluntary Redundancy terms together with any payment made in respect of payment in lieu of notice in accordance with paragraph 6 below are paid in full and final settlement of all claims for statutory redundancy pay, wrongful dismissal or breach of contract (if any). It is a condition of the voluntary redundancy arrangements that the Executive enters into an agreement accepting the full and final nature of the payments.

5.	Compulsory Redundancy

Where the Company considers that Compulsory Redundancy is unavoidable, the terms for any Compulsory Redundancies deemed necessary by the Company will be those which apply in this Schedule in either Voluntary Early Retirement (paragraph 3) or Voluntary Redundancy (paragraph 4) depending on the age of the Executive and his or her membership of the Company’s Pension Fund. For the avoidance of doubt the Compulsory Redundancy terms together with any payment made in respect of payment in lieu of notice in accordance with paragraph 6 below are paid in full and in full and final settlement of all claims for statutory redundancy pay, wrongful dismissal or breach of contract (if any). The date of termination of employment shall be notified in writing by the Company.

6.	Notice of Redundancy to Employees

The Company may at its absolute discretion insist that the Executive work their notice period or choose to apply the provisions of Clause 29 of the Service Agreement. The Company reserves the right, however, to make payment in lieu of notice in accordance with Clause 26.3 of the Service Agreement.

7.	Executives Leaving Prior to Completion of Notice

Executives may apply to leave before their period of notice expires and hence waive part or all of their notice. Agreement to this shall not be unreasonably withheld but shall be judged in light of individual circumstances and the operational requirements of the Company. Where such agreement has been given in writing entitlement to redundancy or retirement terms shall not be withheld except that there shall be no payment in lieu of notice beyond the revised date of termination of employment. However, Executives who leave before their period of notice expires, without the agreement of the Company in writing, may forfeit their entitlement to redundancy payments or retirement terms outside of the scope of the Company’s Pension Fund.

8.	Assistance to Redundant Executives

(a)	In addition to the procedures in this Schedule, to minimise the effect of redundancy, the Company will endeavour to assist redundant Executives to find other employment.

(b)	Any reasonable request for time off to seek other employment will be approved.

(c)	A counselling service will be offered to all Executives under notice of redundancy in accordance with this Schedule. Each Executive will be interviewed by the Director, Human Resources to discuss his or her personal position and severance entitlements.

10.	Dismissal other than on the Grounds of Redundancy or Early Retirement

Where it is necessary to dismiss an Executive already under notice of redundancy or whose application for early retirement has been accepted, entitlement to all benefits under the terms of this Schedule will be lost other than those which apply under the terms of the Company’s Pension Scheme which include a right to set-off in favour of the Company in certain circumstances.

FULL NAME

/s/ Gordon Pell

/s/ Neil Roden

Neil Roden, Group Director, Human Resources